Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980


                                  ANNUAL REPORT


                                 FOR THE PERIOD


             Beginning January 1, 1997 and Ending December 31, 1997
                       ---------------            -----------------


                                     TO THE


                     U.S. SECURITIES AND EXCHANGE COMMISSION


                                       OF


                                GPU NUCLEAR, INC.
--------------------------------------------------------------------------------
                        (Exact Name of Reporting Company)


                       A    Subsidiary    Service Company
                         ----------------
                           ("Mutual" or "Subsidiary")


Date of Incorporation September 11, 1980 If not Incorporated, Date of Organization__________

State or Sovereign Power under which Incorporated or Organized  New Jersey

                                1 Upper Pond Road
Location of Principal Executive Offices of Reporting Co.   Parsippany, NJ  07054
                                                           ---------------------


         Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                               Comptroller                 1 Upper Pond Road
D. M. Furlong         Financial & Planning Services        Parsippany, NJ 07054
--------------------------------------------------------------------------------
    (Name)                       (Title)                        (Address)


         Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:


                                  GPU, INC.
--------------------------------------------------------------------------------

                                                                               1
                      INSTRUCTIONS FOR USE OF FORM U-13-60

       1. Time of Filing.- Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

       2. Number of Copies.- Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

       3. Period Covered by Report.- The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

       4. Report Format.- Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

       5. Money Amounts Displayed.- All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (S210.3-01(b)).

       6. Deficits Displayed.- Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, S210.3-01(c))

       7. Major Amendments or Corrections.- Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

       8. Definitions.- Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

       9. Organization Chart.- The service company shall submit with each annual report a copy of its current organization chart.

      10. Methods of Allocation.- The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

      11. Annual Statement of Compensation for Use of Capital Billed.- The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

--------------------------------------------------------------------------------
     LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS                        Page
                                     Number
--------------------------------------------------------------------------------

   Description of Schedules and Accounts               Schedule or Account
                                     Number
--------------------------------------------------------------------------------
COMPARATIVE BALANCE SHEET                           Schedule I          4-5
  SERVICE COMPANY PROPERTY                          Schedule II         6-7
  ACCUMULATED PROVISION FOR DEPRECIATION
  AND AMORTIZATION OF SERVICE COMPANY PROPERTY      Schedule III         8
  INVESTMENTS                                       Schedule IV          9
  ACCOUNTS RECEIVABLE FROM ASSOCIATE
  COMPANIES                                         Schedule V          10
  FUEL STOCK EXPENSES UNDISTRIBUTED                 Schedule VI         11
  STORES EXPENSE UNDISTRIBUTED                      Schedule VII        12
  MISCELLANEOUS CURRENT AND ACCRUED ASSETS          Schedule VIII       13
  MISCELLANEOUS DEFERRED DEBITS                     Schedule IX         14
  RESEARCH, DEVELOPMENT, OR DEMONSTRATION
  EXPENDITURES                                      Schedule X          15
  PROPRIETARY CAPITAL                               Schedule XI         16
  LONG-TERM DEBT                                    Schedule XII        17
  CURRENT AND ACCRUED LIABILITIES                   Schedule XIII       18
  NOTES TO FINANCIAL STATEMENTS                     Schedule XIV        19
COMPARATIVE INCOME STATEMENT                        Schedule XV         20
----------------------------
  ANALYSIS OF BILLING - ASSOCIATE COMPANIES         Account 457         21
  ANALYSIS OF BILLING - NONASSOCIATE COMPANIES      Account 458         22
  ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
  AND NONASSOCIATE COMPANIES                        Schedule XVI        23
  SCHEDULE OF EXPENSE BY DEPARTMENT OR
  SERVICE FUNCTION                                  Schedule XVII      24-25
  DEPARTMENTAL ANALYSIS OF SALARIES                 Account 920         26
  OUTSIDE SERVICES EMPLOYED                         Account 923         27
  EMPLOYEE PENSIONS AND BENEFITS                    Account 926         28
  GENERAL ADVERTISING EXPENSES                      Account 930.1       29
  MISCELLANEOUS GENERAL EXPENSES                    Account 930.2       30
  RENTS                                             Account 931         31
  TAXES OTHER THAN INCOME TAXES                     Account 408         32
  DONATIONS                                         Account 426.1       33
  OTHER DEDUCTIONS                                  Account 426.5       34
  NOTES TO STATEMENT OF INCOME                      Schedule XVIII      35

--------------------------------------------------------------------------------
LISTING OF INSTRUCTIONAL FILING REQUIREMENTS                              Page
                                     Number
--------------------------------------------------------------------------------

Description of Reports or Statements
--------------------------------------------------------------------------------

ORGANIZATION CHART                                                          36




METHODS OF ALLOCATION                                                       37




ANNUAL STATEMENT OF COMPENSATION FOR USE                                    38
OF CAPITAL BILLED




VENTURE DISCLOSURES                                                         39




FINANCIAL DATA SCHEDULE - FILED VIA EDGAR


NOTE: Dollar figures in this report are shown in thousands unless otherwise noted.

                                                                               4
                       ANNUAL REPORT OF GPU NUCLEAR, INC.


                     SCHEDULE I - COMPARATIVE BALANCE SHEET

Give  balance  sheet of the  Company as of  December 31 of the current and prior year.
--------------------------------------------------------------------------------

ACCOUNT        ASSETS AND OTHER DEBITS                     AS OF DECEMBER 31
--------------------------------------------------------------------------------
                                                           CURRENT     PRIOR
                                                           -------   -------
    SERVICE COMPANY PROPERTY

101   Service company property (Schedule II)               $  --     $    38
107   Construction work in progress (Schedule II)             --        --
                                                           -------   -------
      Total Property                                          --          38
                                                           -------   -------

108   Less accumulated provision for depreciation
      and amortization of service company
      property (Schedule III)                                 --        --
                                                           -------   -------
      Net Service Company Property                            --          38

    INVESTMENTS

123   Investments in associate companies (Schedule IV)        --        --
124   Other investments (Schedule IV)                        1,529       728
                                                           -------   -------
      Total Investments                                      1,529       728

    CURRENT AND ACCRUED ASSETS

131   Cash                                                    --        --
134   Special deposits                                         390       498
135   Working funds                                             75        14
136   Temporary cash investments (Schedule IV)                --        --
141   Notes receivable                                        --        --
143   Accounts receivable                                    2,129     2,433
144   Accumulated provision for uncollectible
      accounts                                                --        --
146   Accounts receivable from associate
      companies (Schedule V)                                49,549    47,538
152   Fuel stock expenses undistributed (Schedule VI)         --        --
154   Materials and supplies                                  --        --
163   Stores expense undistributed (Schedule VII)             --        --
165   Prepayments                                                1       424
174   Miscellaneous current and accrued
      assets (Schedule VIII)                                  --        --
                                                           -------   -------
      Total Current and Accrued Assets                      52,144    50,907
                                                           -------   -------

    DEFERRED DEBITS

181   Unamortized debt expense                                --        --
184   Clearing accounts                                         37       214
186   Miscellaneous deferred debits (Schedule IX)            1,079       831
188   Research, development, or demonstration
      expenditures Schedule X)                                --        --
190   Accumulated deferred income taxes                     27,715    22,050
                                                           -------   -------
      Total Deferred Debits                                 28,831    23,095
                                                           -------   -------

      TOTAL ASSETS AND OTHER DEBITS                        $82,504   $74,768
                                                           =======   =======

                                                                               5
                       ANNUAL REPORT OF GPU NUCLEAR, INC.
--------------------------------------------------------------------------------

                     SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.


ACCOUNT             LIABILITIES AND PROPRIETARY CAPITAL      AS OF DECEMBER 31
                                                             CURRENT   PRIOR
  PROPRIETARY CAPITAL

201  Common stock issued (Schedule XI)                      $    50   $    50
211  Miscellaneous paid-in-capital (Schedule XI)                  -         -
215  Appropriated retained earnings (Schedule XI)                 -         -
216  Unappropriated retained earnings (Schedule XI)               -         -
                                                             ------    ------
           Total Proprietary Capital                             50        50
                                                             ------    ------


  LONG-TERM DEBT

223  Advances from associate companies (Schedule XII)             -         -
224  Other long-term debt (Schedule XII)                          -         -
225  Unamortized premium on long-term debt                        -         -
226  Unamortized discount on long-term debt-debit                 -         -
                                                             ------    ------
                  Total Long-term Debt                            -         -
                                                             ------    ------


  CURRENT AND ACCRUED LIABILITIES

231  Notes payable                                                -         -
232  Accounts payable                                        42,912    37,493
233  Notes payable to associate
           companies (Schedule XIII)                              -         -
234  Accounts payable to associate
           companies (Schedule XIII)                          2,744        20
236  Taxes accrued                                            1,600       625
237  Interest accrued                                           417       184
238  Dividends declared                                           -         -
241  Tax collections payable                                    145       116
242  Miscellaneous current and accrued
           liabilities (Schedule XIII)                       20,961    24,032
                                                             ------    ------
                  Total Current and Accrued Liabilities      68,779    62,470
                                                             ------    ------


  DEFERRED CREDITS

253  Other deferred credits                                  13,007    11,572
255  Accumulated deferred investment tax credits                  -         -
                                                             ------    ------
                  Total Deferred Credits                     13,007    11,572
                                                             ------    ------


282  ACCUMULATED DEFERRED INCOME TAXES                          668       676
     ---------------------------------                       ------    ------

           TOTAL LIABILITIES AND PROPRIETARY
           CAPITAL                                          $82,504   $74,768
                                                            =======   =======

                                                                               6

                                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                                        For the Year Ended December 31, 1997

---------------------------------------------------------------------------------------------------------
                                       SCHEDULE II - SERVICE COMPANY PROPERTY
--------------------------------------------------------------------------------
                                   BALANCE AT                   RETIREMENTS   OTHER BALANCE AT
                                   BEGINNING      ADDITIONS          OR            CHANGES 1/    CLOSE OF
          DESCRIPTION               OF YEAR                         SALES                          YEAR

SERVICE COMPANY PROPERTY

Account

301  ORGANIZATION                 $    37        $    -          $  -           $  (37)         $   -

303  MISCELLANEOUS
     INTANGIBLE PLANT

304  LAND AND LAND RIGHT

305  STRUCTURES AND
     IMPROVEMENTS

306  LEASEHOLD
     IMPROVEMENTS

307  EQUIPMENT 2/                       1            -             -               (1)             -
               -

308  OFFICE FURNITURE
     AND EQUIPMENT

309  AUTOMOBILES, OTHER
     VEHICLES AND
     RELATED GARAGE
     EQUIPMENT

310  AIRCRAFT AND
     AIRPORT EQUIPMENT

311  OTHER SERVICE
     COMPANY PROPERTY 3/

          SUB-TOTAL                      38           -             -             (38)              -
                                          -----        ----          ----            ----            ----

107  CONSTRUCTION WORK
     IN PROGRESS 4/


              TOTAL                     $    38       $   -        $   -            $ (38)         $   -
                                         ======        ====         ====             ====           ====


  1/     PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

                                                                               7
                             SCHEDULE II - CONTINUED


--------------------------------------------------------------------------------

2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:
--------------------------------------------------------------------------------
                                   BALANCE AT
                                    CLOSE OF
         SUB ACCOUNT DESCRIPTION               ADDITIONS                 YEAR
--------------------------------------------------------------------------------


























--------------------------------------------------------------------------------


3/  DESCRIBE OTHER SERVICE COMPANY PROPERTY:

        N/A

--------------------------------------------------------------------------------

4/  DESCRIBE CONSTRUCTION WORK IN PROGRESS:

        N/A

--------------------------------------------------------------------------------


                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1997

----------------------------------------------------------------------------------------

                                  SCHEDULE III
                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY
----------------------------------------------------------------------------------------
                          BALANCE AT  ADDITIONS                                BALANCE
                          BEGINNING    CHARGED                 OTHER CHANGES   CLOSE OF
       DESCRIPTION         OF YEAR       TO       RETIREMENTS  ADD (DEDUCT)1/  YEAR
                                     ACCOUNT 403
----------------------------------------------------------------------------------------
Account

301  ORGANIZATION

303  MISCELLANEOUS
     INTANGIBLE PLANT

304  LAND AND LAND RIGHTS

305  STRUCTURES AND
     IMPROVEMENTS

306  LEASEHOLD
     IMPROVEMENTS

307  EQUIPMENT

308  OFFICE FURNITURE
     AND FIXTURES

309  AUTOMOBILES, OTHER
     VEHICLES AND
     RELATED GARAGE
     EQUIPMENT

310  AIRCRAFT AND
     AIRPORT EQUIPMENT

311  OTHER SERVICE
     COMPANY PROPERTY


--------------------------------------------------------------------------------
1/   PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

         N/A
--------------------------------------------------------------------------------

                                                                               9
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                            SCHEDULE IV - INVESTMENTS
--------------------------------------------------------------------------------

INSTRUCTIONS: Complete the following schedule concerning investments.

              Under Account 124, "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

              Under Account 136, "Temporary Cash Investments", list each investment separately.
--------------------------------------------------------------------------------
                                                        BALANCE AT    BALANCE AT
                        DESCRIPTION                     BEGINNING      CLOSE OF
                                                         OF YEAR         YEAR
--------------------------------------------------------------------------------

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES


              NONE




ACCOUNT 124 - OTHER INVESTMENTS


        COMPANY OWNED LIFE INSURANCE -                  $   303        $   303
          CASH SURRENDER VALUE

        RABBI TRUST                                         103            950

        HEALTH CARE RESERVE                                 322            276




ACCOUNT 136 - TEMPORARY CASH INVESTMENTS


              NONE





                                  TOTAL                 $  728          $1,529
                                                         =====           =====

                                                                              10
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
--------------------------------------------------------------------------------

INSTRUCTIONS:  Complete the following schedule listing accounts  receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

--------------------------------------------------------------------------------
                                                        BALANCE AT    BALANCE AT
                        DESCRIPTION                     BEGINNING      CLOSE OF
                                                         OF YEAR         YEAR
--------------------------------------------------------------------------------

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE
              COMPANIES

              JERSEY CENTRAL POWER & LIGHT COMPANY       $34,516     $12,676

              METROPOLITAN EDISON COMPANY                  7,462      28,275

              PENNSYLVANIA ELECTRIC COMPANY                4,842       8,160

              GPU GENERATION, INC                            605         368

              GPU INTERNATIONAL, INC                         113          70









                                                 TOTAL   $47,538     $49,549
                                                         =======     =======
--------------------------------------------------------------------------------

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                       TOTAL
                                    PAYMENTS

              NONE




--------------------------------------------------------------------------------

                                                                              11
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1997



                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED


INSTRUCTIONS:  Report the amount of labor and expenses  incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

--------------------------------------------------------------------------------
                                                        BALANCE AT    BALANCE AT
                        DESCRIPTION                     BEGINNING      CLOSE OF
                                                         OF YEAR         YEAR
--------------------------------------------------------------------------------

ACCOUNT 152 - FUEL STOCK EXPENSES UNDISTRIBUTED


              NONE























--------------------------------------------------------------------------------

SUMMARY:

--------------------------------------------------------------------------------

                                                                              12
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1997



                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED


INSTRUCTIONS: Report the amount of labor and expenses  incurred  with respect to stores expense during the year and indicate amount attributable to each associate company.

--------------------------------------------------------------------------------

                      DESCRIPTION               LABOR    EXPENSES     TOTAL

--------------------------------------------------------------------------------


ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED         $ 5,462    $ 1,623    $ 7,085







         JERSEY CENTRAL POWER & LIGHT CO           (3,413)      (942)    (4,355)

         METROPOLITAN EDISON CO                    (1,366)      (454)    (1,820)

         PENNSYLVANIA ELECTRIC CO                    (683)      (227)      (910)















NOTE: Stores expenses are billed back to the associated companies in the month in the month incurred.




                                              TOTAL  $  --      $  --      $  --
                                                   =======    =======    =======

                                                                              13
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                                  SCHEDULE VIII

                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS
--------------------------------------------------------------------------------

INSTRUCTIONS: Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.

 -------------------------------------------------------------------------------
                                                        BALANCE AT    BALANCE AT
                        DESCRIPTION                     BEGINNING      CLOSE OF
                                                         OF YEAR         YEAR
--------------------------------------------------------------------------------

ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED
              ASSETS


              NONE

                                                                              14
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1997



                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS


INSTRUCTIONS: Provide detail of items in this account.  Items less than $10,000 may be grouped by class showing the number of items in each class.

--------------------------------------------------------------------------------
                                                        BALANCE AT    BALANCE AT
                        DESCRIPTION                     BEGINNING      CLOSE OF
                                                         OF YEAR         YEAR
--------------------------------------------------------------------------------

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS


       Payments made to vendors which
       will be distributed to various
       expense accounts in subsequent
       months                                           $  274         $  300


       Restricted Stock Program - Deferral                 520            751

       Babcock & Wilcox Owners' Group -
       Deferred Costs                                       17             17

       Provide Services to Public Service
       of Colorado in connection with
       Ft. St. Vrain - Deferred Costs                       10             11

       Provide support to GPU International
       in connection with Onondoga project -
       Deferred Costs                                       10           --














                                              TOTAL      $  831         $1,079
                                                         ======         ======

                                                                              15
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1997



                                   SCHEDULE X

               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES



INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.


         DESCRIPTION                                                AMOUNT


ACCOUNT 188-RESEARCH, DEVELOPMENT, OR DEMONSTRATION
            EXPENDITURES

     B&W Owners Group Activities                                   $  1,729

     BWR Owners Group Activities                                        399

     EPRI R&D Program                                                   265

     Robotics                                                            26

     EPRI - Steam Gen. Reliability Program                                4

     Jersey Central Power & Light Company                              (997)

     Metropolitan Edison Company                                       (951)

     Pennsylvania Electric Company                                     (475)


  NOTE:  Research and development expenses are
         billed back to the associate companies
         in the month incurred.









                                                                        ----
                                     TOTAL                            $   -
                                                                        ====

                                                                              16

                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1997

-------------------------------------------------------------------------------------------------------
                        SCHEDULE XI - PROPRIETARY CAPITAL
-------------------------------------------------------------------------------------------------------
                                             NUMBER OF     PAR OR STATED
ACCOUNT NUMBER         CLASS OF STOCK         SHARES           VALUE       OUTSTANDING CLOSE OF PERIOD
                                             AUTHORIZED      PER SHARE     NO. OF SHARES   TOTAL AMOUNT
-------------------------------------------------------------------------------------------------------
     201            COMMON STOCK ISSUED        2,500            $20*            2,500           $50
                                               =====             ==             =====            ==

------------------------------------------------------------------------------------------------------

     INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

------------------------------------------------------------------------------------------------------
       DESCRIPTION                                                                          AMOUNT
------------------------------------------------------------------------------------------------------
ACCOUNT 211 -- MISCELLANEOUS PAID-IN CAPITAL                                                 NONE


ACCOUNT 215 -- APPROPRIATED RETAINED EARNINGS                                                NONE


------------------------------------------------------------------------------------------------------


INSTRUCTIONS:  Give  particulars  concerning  net  income  or (loss)
               during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

--------------------------------------------------------------------------------------------------------
                                                     BALANCE AT    NET INCOME                 BALANCE AT
      DESCRIPTION                                    BEGINNING         OR        DIVIDENDS     CLOSE OF
                                                      OF YEAR        (LOSS)         PAID         YEAR
--------------------------------------------------------------------------------------------------------
ACCOUNT 216 -- UNAPPROPRIATED RETAINED EARNINGS

        NONE

* In Whole Dollars

                                                                              17

                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1997



                          SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS: Advances from associate  companies  should be reported  separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 Other long term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                               TERMS OF OBLIG    DATE                              BALANCE AT                            BALANCE AT
     NAME OF CREDITOR          CLASS & SERIES     OF       INTEREST    AMOUNT      BEGINNING                        1/     CLOSE
                               OF OBLIGATION    MATURITY      RATE    AUTHORIZED    OF YEAR     ADDITIONS   DEDUCTIONS    OF YEAR
-----------------------------------------------------------------------------------------------------------------------------------

ACCOUNT 223 -  ADVANCES FROM ASSOCIATE
               COMPANIES:

               NONE


ACCOUNT 224 - OTHER LONG-TERM DEBT:

               NONE






1/  GIVE AN EXPLANATION OF DEDUCTIONS:


                                                                              18
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
--------------------------------------------------------------------------------

INSTRUCTIONS: Provide  balance  of notes  and  accounts  payable  to each
              associate   company.   Give   description   and  amount  of
              miscellaneous  current and accrued liabilities.  Items less than $10,000 may be grouped, showing the number of items in each group.
--------------------------------------------------------------------------------
                                                      BALANCE AT      BALANCE AT
       DESCRIPTION                                    BEGINNING       CLOSE OF
                                                       OF YEAR          YEAR
--------------------------------------------------------------------------------
ACCOUNT 233 - - NOTES PAYABLE TO ASSOCIATE COMPANIES

                NONE



--------------------------------------------------------------------------------

ACCOUNT 234 -- ACCOUNTS PAYABLE TO ASSOCIATE
               COMPANIES

               GPU SERVICE, INC.                   $   19            $2,541
               GPU, INC.                                1               203




                                     TOTAL          $   20           $2,744
                                                     =====            =====

--------------------------------------------------------------------------------

ACCOUNT 242  -- MISCELLANEOUS CURRENT AND ACCRUED
                       LIABILITIES
ACCRUALS     -- OFFICERS DEFERRED COMPENSATION     $ 2,017          $ 1,801
             -- INSURANCE                              595              657
             -- VACATION PAY                        10,792           11,098
             -- SICK PAY                               933              905
             -- BONUS PAY/INCENTIVE COMPENSATION     8,857            6,267
             -- SEVERANCE PAY                          837              232
             -- OTHER ACCRUED LIABILITIES                1                1

                                       TOTAL       $24,032          $20,961
                                                    ======           ======

--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

INSTRUCTIONS:        The space below is provided for important  notes  regarding the financial  statements or any account  thereof.  Furnish particulars  as to any  significant  contingent  assets  or liabilities existing at the end of the year. Notes relating to financial  statements shown elsewhere in this report may be indicated here by reference.
--------------------------------------------------------------------------------

         NONE

                                                                              20
                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1997



                                   SCHEDULE XV

                               STATEMENT OF INCOME

--------------------------------------------------------------------------------
ACCOUNT        DESCRIPTION                          CURRENT YEAR  PRIOR YEAR
--------------------------------------------------------------------------------

    INCOME

 457   Services rendered to associate companies     $ 361,333    $ 408,329
 458   Services rendered to nonassociate
       companies                                          104        1,421
 421   Miscellaneous income or loss                       151          123
                                                      ---------    ---------

       Total Income                                   361,588      409,873
                                                      ---------    ---------


    EXPENSE

 920   Salaries and wages                             112,409      131,569
 921   Office supplies and expenses                   102,388      110,439
 922   Administrative expense transferred - -
       credit                                          35,712        1,155
 923   Outside services employed                       55,240       88,496
 924   Property insurance                                  25           22
 925   Injuries and damages                             1,125        1,109
 926   Employee pensions and benefits                  27,200       48,573
 928   Regulatory commission expense                     --           --
 930.1 General advertising expenses                      --           --
 930.2 Miscellaneous general expenses                  10,822        9,785
 931   Rents                                            6,877        8,752
 932   Maintenance of structures and equipment           --           --
 403   Depreciation and amortization expense             --           --
 408   Taxes other than income taxes                    8,491        9,162
 409   Income taxes                                     5,803       (1,618)
 410   Provision for deferred income taxes               (812)       8,884
 411   Provision for deferred income taxes --
       credit                                          (4,861)      (7,142)
 411.5 Investment tax credit                             --           --
 426.1 Donations                                          187          153
 426.5 Other deductions                                   477          265
 427   Interest on long-term debt                        --           --
 430   Interest on debt to associate
       companies                                         --           --
 431   Other interest expense                             505          269
                                                      ---------    ---------

         Total Expense                                  361,588      409,873
                                                      ---------    ---------


         Net Income or (Loss)                         $    --      $    --
                                                      =========    =========

                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1997



                               ANALYSIS OF BILLING

                               ASSOCIATE COMPANIES
                                   ACCOUNT 457
--------------------------------------------------------------------------------
                                   DIRECT    INDIRECT    COMPENSATION    TOTAL
                                    COSTS     COSTS        FOR USE       AMOUNT
NAME OF ASSOCIATE COMPANY          CHARGED   CHARGED      OF CAPITAL     BILLED
                                    457-1     457-2         457-3
--------------------------------------------------------------------------------
NUCLEAR RELATED ACTIVITIES

GPU SERVICE, INC                  $     307    $   -         $   --     $    307

GPU GENERATION, INC                     834       --             --          834

JERSEY CENTRAL POWER
 & LIGHT COMPANY                    172,576     21,382           --      193,958

METROPOLITAN EDISON COMPANY          97,292      8,695           --      105,987

PENNSYLVANIA ELECTRIC COMPANY        49,140      4,347           --       53,487

SAXTON NUCLEAR EXP. CORP              3,885        164           --        4,049
                                   --------     ------      --------    --------

    SUBTOTAL                        324,034     34,588           --      358,622




NON-NUCLEAR RELATED ACTIVITIES

GPU GENERATION, INC                   1,764       --             --        1,764

JERSEY CENTRAL POWER
 & LIGHT COMPANY                        106        158           --          264

METROPOLITAN EDISON COMPANY              44        316           --          360

PENNSYLVANIA ELECTRIC COMPANY           165        158           --          323
                                   --------     ------      --------    --------

    SUBTOTAL                          2,079        632           --        2,711






                    TOTAL          $326,113   $ 35,220       $   --     $361,333
                                    ========   =======      ========    ========

                                                               ANNUAL REPORT OF GPU NUCLEAR, INC.

                                                              For the Year Ended December 31, 1997



                                                                      ANALYSIS OF BILLING
                                                                     NONASSOCIATE COMPANIES
                                                                           ACCOUNT 458


                                          DIRECT      INDIRECT     COMPENSATION               EXCESS
                                           COSTS       COSTS         FOR USE       TOTAL        OR           TOTAL
NAME OF NONASSOCIATE COMPANY              CHARGED     CHARGED       OF CAPITAL     COST     DEFICIENCY       AMOUNT
                                          -------     --------     ------------    ----     ----------
                                           458-1       458-2          458-3                   458-4          BILLED
-------------------------------------------------------------------------------------------------------------------

* PECO Energy Company                        $52         $10              -         $ 62        $(22)         $ 40
* Pennsylvania Power & Light Company          24           4              -           28           6            34
* Various - Including System Lab              16           3              -           19          11            30


                                             $92         $17              -         $109        $ (5)         $104
                                              ==          ==             ===         ===         ===           ===


                                                                              23

                                                                ANNUAL REPORT OF GPU NUCLEAR, INC.

                                                              For the Year Ended December 31, 1997

                                                                          SCHEDULE XVI
                                                                 ANALYSIS OF CHARGES FOR SERVICE
                                                              ASSOCIATE AND NONASSOCIATE COMPANIES

                                          ASSOCIATE COMPANY CHARGES     NONASSOCIATE COMPANY CHARGES      TOTAL CHARGES FOR SERVICE
                                         ---------------------------   ----------------------------      ---------------------------
                                         DIRECT    INDIRECT            DIRECT      INDIRECT           DIRECT     INDIRECT
        DESCRIPTION OF ITEMS              COST       COST      TOTAL    COST          COST     TOTAL   COST        COST      TOTAL
----------------------------------------------------------------------------------------------------------------------------------

920     SALARIES AND WAGES             $104,358    $ 7,948  $112,306      $ 87      $ 16     $ 103   $104,445   $ 7,964   $112,409
921     OFFICE SUPPLIES AND EXPENSES     97,874      4,508   102,382         5         1         6     97,879     4,509    102,388
922     ADMINISTRATIVE EXPENSE
          TRANSFERRED - CREDIT           33,521      2,191    35,712         -         -         -     33,521     2,191     35,712
923     OUTSIDE SERVICES EMPLOYED        37,981     17,259    55,240         -         -         -     37,981    17,259     55,240
924     PROPERTY INSURANCE                    -         25        25         -         -         -          -        25         25
925     INJURIES AND DAMAGES              1,027         98     1,125         -         -         -      1,027        98      1,125
926     EMPLOYEE PENSIONS AND BENEFITS   25,335      1,865    27,200         -         -         -     25,335     1,865     27,200
928     REGULATORY COMMISSION EXPENSE         -          -         -         -         -         -          -         -          -
930.1   GENERAL ADVERTISING EXPENSES          -          -         -         -         -         -          -         -          -
930.2   MISCELLANEOUS GENERAL EXPENSES   10,813          9    10,822         -         -         -     10,813         9     10,822
931     RENTS                             6,794         83     6,877         -         -         -      6,794        83      6,877
932     MAINTENANCE OF STRUCTURES AND
          EQUIPMENT                           -          -         -         -         -         -          -         -          -
403     DEPRECIATION AND AMORTIZATION
          EXPENSE                             -          -         -         -         -         -          -         -          -
408     TAXES OTHER THAN INCOME TAXES     7,895        596     8,491         -         -         -      7,895       596      8,491
409     INCOME TAXES                          -      5,803     5,803         -         -         -          -     5,803      5,803
410     PROVISION FOR DEFERRED INCOME
          TAXES                               -       (812)      (812)       -          -        -          -      (812)      (812)
411     PROVISION FOR DEFERRED INCOME
          TAXES - CREDIT                      -     (4,861)   (4,861)        -          -        -          -    (4,861)    (4,861)
411.5   INVESTMENT TAX CREDIT                 -          -         -         -          -        -          -         -          -
426.1   DONATIONS                           184          3       187         -          -        -        184         3        187
426.5   OTHER DEDUCTIONS                    477          -       477         -          -        -        477         -        477
427     INTEREST ON LONG-TERM DEBT            -          -         -         -          -        -          -         -          -
431     OTHER INTEREST EXPENSE                -        505       505         -          -        -          -       505        505

INSTRUCTION:  Total cost of service will equal for  associate  and  nonassociate companies the total amount billed under their separate analysis of billing schedules.

                    TOTAL EXPENSES  =  326,259      35,220    361,479        92        17      109    326,351    35,237   361,588
                                       -------      ------    -------        --        --      ---    -------    ------   -------
           COMPENSATION FOR USE OF
                    EQUITY CAPITAL  =        -           -          -         -         -        -          -         -         -
                                       -------      ------    -------        --        --      ---    -------    ------   -------
430   INTEREST ON DEBT TO ASSOCIATE
                         COMPANIES  =        -           -         -          -         -        -          -         -         -
                                       -------      ------   -------         --        --      ---    -------    ------   -------
             TOTAL COST OF SERVICE  = $326,259     $35,220  $361,479       $ 92      $ 17    $ 109   $326,351   $35,237  $361,588
----------------------------------     =======      ======   =======         ==        ==      ===    =======    ======   =======

                                                                              24

                                        ANNUAL REPORT OF GPU NUCLEAR, INC.

                                      For the Year Ended December 31, 1997

                                               SCHEDULE XVII
                                       SCHEDULE OF EXPENSE DISTRIBUTION
                                                    BY
                                        DEPARTMENT OR SERVICE FUNCTION
                          D E P A R T M E N T  OR  S E R V I C E  F U N C T I O N

                                                    TOTAL                    OFFICE OF    OYSTER     THREE MILE
D E S C R I P T I O N  O F  I T E M S              AMOUNT      OVERHEAD      PRESIDENT    CREEK        ISLAND
----------------------------------------------------------------------------------------------------------------

 920     SALARIES AND WAGES                      $ 112,409    $   7,964     $     993    $  22,401   $  24,194
 921     OFFICE SUPPLIES AND EXPENSES              102,388        4,509           349        6,547       9,506
 922     ADMINISTRATIVE EXPENSE TRANSFERRED -
          CREDIT                                    35,712        2,191            (2)          26        --
 923     OUTSIDE SERVICES EMPLOYED                  55,240       17,259           377        2,023      12,706
 924     PROPERTY INSURANCE                             25           25          --           --          --
 925     INJURIES AND DAMAGES                        1,125           98            10          215         223
 926     EMPLOYEE PENSIONS AND BENEFITS             27,200        1,865           252        5,296       5,532
 928     REGULATORY COMMISSION EXPENSE                --           --            --           --          --
 930.1   GENERAL ADVERTISING EXPENSE                  --           --            --           --          --
 930.2   MISCELLANEOUS GENERAL EXPENSES             10,822            9         2,372            6          16
 931     RENTS                                       6,877           83             2          400         483
 932     MAINTENANCE OF STRUCTURES AND
          EQUIPMENT                                   --           --            --           --          --
 403     DEPRECIATION AND AMORTIZATION
          EXPENSE                                     --           --            --           --          --
 408     TAXES OTHER THAN INCOME TAXES               8,491          596            79        1,671       1,738
 409     INCOME TAXES                                5,803        5,803          --           --          --
 410     PROVISION FOR DEFERRED INCOME TAXES          (812)        (812)         --           --          --
 411     PROVISION FOR DEFERRED INCOME TAXES
          - CREDIT                                  (4,861)      (4,861)         --           --          --
 411.5   INVESTMENT TAX CREDIT                        --           --            --           --          --
 426.1   DONATIONS                                     187            3           170         --          --
 426.5   OTHER DEDUCTIONS                              477         --              17         --          --
 427     INTEREST ON LONG-TERM DEBT                   --           --            --           --          --
 430     INTEREST ON DEBT TO ASSOCIATE
          COMPANIES                                   --           --            --           --          --
 431     OTHER INTEREST EXPENSE                        505          505          --           --          --

         INSTRUCTION: Indicate each department or
                      service function. (See Instruc-
                      tion 01-3 General Structure of
                      Accounting System: Uniform
                      System Account)

                                TOTAL EXPENSES = $ 361,588    $  35,237     $   4,619       $38,58   $  54,398
            ----------------------------------   =========    =========     =========    =========   =========

                                                                           25
                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                      For the Year Ended December 31, 1997
--------------------------------------------------------------------------------
                                  SCHEDULE XVII
                        SCHEDULE OF EXPENSE DISTRIBUTION
                                       BY
                         DEPARTMENT OR SERVICE FUNCTION
--------------------------------------------------------------------------------
              D E P A R T M E N T OR S E R V I C E F U N C T I O N
--------------------------------------------------------------------------------
                                     NUCLEAR SAFETY   FINANCIAL       HUMAN
ACCOUNT                               & TECHNICAL    & PLANNING      & ADMIN
NUMBER              ENGINEERING         SERVICES      SERVICES       SERVICES
--------------------------------------------------------------------------------
920                $   26,596         $  19,947       $   790        $ 9,524
921                    30,215             2,701        46,144          2,417
922                    34,088                 -          (597)             6
923                    17,299             3,999           442          1,135
924                         -                 -             -              -
925                       271               210              6            92
926                     6,669             5,124          (488)         2,950
928                         -                 -             -              -
930.1                       -                 -             -              -
930.2                      36             8,369            11              3
931                        19               100         5,882            (92)
932                         -                 -             -              -
403                         -                 -             -              -
408                     2,106             1,545            47            709
409                         -                 -             -              -
410                         -                 -             -              -
411                         -                 -             -              -
411.5                       -                 -             -              -
426.1                       -                 -            13              1
426.5                       -               211           249              -
427                         -                 -             -              -
430                         -                 -             -              -
431                         -                 -             -              -

TOTAL              $  117,299         $  42,206      $ 52,499        $16,745
------                =======            ======       =======         ======

                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                        DEPARTMENTAL ANALYSIS OF SALARIES

                                   ACCOUNT 920
--------------------------------------------------------------------------------
                                        DEPARTMENTAL SALARY EXPENSE
                               ------------------------------------------
NAME OF DEPARTMENT                     INCLUDED IN AMOUNTS BILLED TO     NUMBER
--------------------------------------------------------------------   PERSONNEL
Indicate each department       TOTAL    PARENT      OTHER        NON    END OF
or service function.           AMOUNT   COMPANY   ASSOCIATES ASSOCIATES  YEAR
--------------------------------------------------------------------------------

Office of President           $  1,993     -      $ 1,993      $    -       25

Oyster Creek                    22,407     -       22,407           -      318

Three Mile Island               24,195     -       24,195           -      368

Engineering                     27,178     -       27,156          22      373

Nuclear Safety & Technical
  Services                      22,365     -       22,284          81      311

Financial & Planning Services    2,397     -        2,397           -       27

Human & Administrative
  Services                      11,874     -       11,874           -      305




                       TOTAL  $112,409     -      $112,306     $  103    1,727
                               =======   ===       =======      =====    =====

                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923
--------------------------------------------------------------------------------

INSTRUCTIONS:  Provide a  breakdown  by  subaccount  of  outside  services employed.  If the  aggregate  amounts paid to any one payee and included  within one  subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
--------------------------------------------------------------------------------
                                  RELATIONSHIP
                                  "A"=ASSOCIATE
FROM WHOM PURCHASED    TYPE OF SERVICE/LARGEST INVOICE    "NA"- NON       AMOUNT
                                                          ASSOCIATE
--------------------------------------------------------------------------------
Legal
-----

Shaw, Pittman, Potts    Legal fees associated with Oyster      NA         $  183
 & Trowbridge           Creek and TMI-1 licensing.

Winston and Strawn      Legal fees associated with Oyster      NA            114
                        Creek and TMI-1 licensing.

19 Firms (Less than
  $100,000)             Not applicable.                        NA            312
                                                                            ----
                           Subtotal                                          609
                                                                            ----

Engineering
-----------

Altran Corporation      Motor operated valve support.          NA            288

EQE Engineering
  Consultants           Mechanical/Structural support.         NA            203

Framatome Cogema Fuels  Nuclear fuels activities.              NA            779

Les Engineering
Services                Design engineering.                    NA            172

Lynch, Giuliano &       Forked River dredging.                 NA            125
 Associates, Inc.

MPR Associates          Mechanical/Structural support.         NA            336

Parsons Power Group     Mechanical/Structural support.         NA            428

Polestar Applied        QCL Process review.                    NA            308
 Technology, Inc.

Raytheon Engineers &    Saxton support.                        NA            722
 Constructors

                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923
--------------------------------------------------------------------------------

INSTRUCTIONS:  Provide a  breakdown  by  subaccount  of outside  services employed.  If the aggregate  amounts paid to any one payee and included  within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
--------------------------------------------------------------------------------
                                  RELATIONSHIP
                                  "A"=ASSOCIATE
FROM WHOM PURCHASED    TYPE OF SERVICE/LARGEST INVOICE    "NA"- NON       AMOUNT
                                                          ASSOCIATE
--------------------------------------------------------------------------------
Engineering (Continued)
-----------------------

Sargent & Lundy         Replace heating boiler.                NA            229

Sequoia Consulting
  Group,Inc.            Maintenance support.                   NA            117


Thetis Systems, Inc.    Mechanical/Structural support.         NA            115

Vectra Technologies     Design engineering.                    NA            175

34 Firms (Less than
  $100,000)             Not applicable.                        NA          1,000
                                                                           -----
                           Subtotal                                        4,997
                                                                          ------

Other Professional/Outside Services
-----------------------------------

A-T Childrens Project   Radwaste removal.                      NA            600

Barnegat Bay Dredging   Forked River dredging.                 NA            598
 Company, Inc.

Bartlett Nuclear        Refueling outage support.              NA            967

Brady & Associates      Teambuilding and executive             NA            353
                        coaching services.

Brand Fire Protection   Thermo-Lag material.                   NA            468
 Services, Inc.

Chem-Nuclear Systems    Radwaste removal.                      NA            713

Crane Movats            TMI-1 preventive maintenance.          NA            146

Dave's Office
  Installations         Building services.                     NA            129

                                                                             27B

                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923
--------------------------------------------------------------------------------

     INSTRUCTIONS: Provide  a  breakdown  by  subaccount  of  outside   services
                   employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
--------------------------------------------------------------------------------
                                  RELATIONSHIP
                                  "A"=ASSOCIATE
FROM WHOM PURCHASED    TYPE OF SERVICE/LARGEST INVOICE    "NA"- NON       AMOUNT
                                                          ASSOCIATE
--------------------------------------------------------------------------------
Other Professional/Outside Services (Continued)
-----------------------------------------------

Deist Associates, Inc.  NSCC Contractors.                      NA            315

Diversified Environ-    Operations support - TMI-2             NA            243
  mental Services       monitored storage.

Ecolochem, Inc.         Water treatment - TMI.                 NA            149

Electric Power Research Nuclear fuels activities.              NA            927
  Institute

Framatome Technologies,
 Inc.                   Outage support.                        NA          9,521

General Electric        TMI-1 refueling outage.                NA          2,512

GPU Generation          Plant maintenance.                      A            520

GPU Service             Corporate and information services.     A         16,055

The Hartford Steam
  Boiler                ISI inspections.                       NA            172

Hopper and Associates   Site support.                          NA            160

Interstate Nuclear
  Services              Outage support.                        NA            405

Joule Temporaries       Temporary employment services.         NA            335

J.R.H. Elec. - Mech.    Building services.                     NA            137
 Contracting Corp.

                                                                             27C

                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923
--------------------------------------------------------------------------------

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

--------------------------------------------------------------------------------
                                  RELATIONSHIP
                                  "A"=ASSOCIATE
FROM WHOM PURCHASED    TYPE OF SERVICE/LARGEST INVOICE    "NA"- NON       AMOUNT
                                                          ASSOCIATE
--------------------------------------------------------------------------------

Other Professional/Outside Services (Continued)
-----------------------------------------------

Master-Lee Energy
  Services              Main condenser installation.           NA            211

Maxie Flats Site IRP,
  L.L.C.                Saxton - O&M.                          NA            153

NPS Energy Services     Turbine inspection.                    NA          1,440

Raytheon Nuclear        Outage support.                        NA          7,027

Science Applications    Oyster Creek computer upgrade.         NA            223
  International

Technology Support
  Services              Outage support.                        NA            113

Thomas L. Gerber, Inc.  Services provided as a member of       NA            112
                        the General Office Review Board.

TLG Services, Inc.      Site characterization.                 NA            239

Xerox                   Reprographics services.                NA            233

Yis                     TMI instrumentation maintenance.       NA            133

776 Firms               Not applicable.                        NA           ,318
  (Less than $100,000)

1 Firm (Less than
  $100,000)             Not applicable.                         A              7
                                                                          ------
                           Subtotal                                       49,634
                                                                          ------

                           TOTAL                                         $55,240

                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                         EMPLOYEE PENSIONS AND BENEFITS

                                   ACCOUNT 926
--------------------------------------------------------------------------------

INSTRUCTIONS:  Provide  a  listing  of each  pension  plan and  benefit  program provided by the service company. Such listing should be limited to $25,000.

--------------------------------------------------------------------------------
             DESCRIPTION                                      AMOUNT
--------------------------------------------------------------------------------

 HOSPITAL, SURGICAL, MEDICAL AND DENTAL INSURANCE            $ 9,248

 PENSION PLAN                                                  5,923

 O.P.E.B. - HEALTH INSURANCE                                   5,494

 EMPLOYEE SAVINGS PLAN                                         3,099

 LONG-TERM DISABILITY                                          1,172

 O.P.E.B. - LIFE INSURANCE                                       764

 CAFETERIA SUPPLEMENT                                            502

 EDUCATIONAL REIMBURSEMENT                                       253

 SAFETY & HEALTH PROGRAMS                                        244

 EMPLOYEE ASSOC. & ACTIVITIES                                    155

 EMPLOYEE ASSISTANCE PROGRAM                                     116

 LIFE INSURANCE                                                   83

 FLEXIBLE SPENDING ADMINISTRATION                                 27

 OTHER BENEFITS (Under $25,000)                                  120
                       -------                                   ---


                                      TOTAL                  $27,200
                                                             =======

                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                          GENERAL ADVERTISING EXPENSES

                                  ACCOUNT 930.1
--------------------------------------------------------------------------------

INSTRUCTIONS: Provide  a  listing  of the  amount  included  in  Account  930.1,
              "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

--------------------------------------------------------------------------------
        DESCRIPTION            NAME OF PAYEE              AMOUNT
--------------------------------------------------------------------------------






           NONE























                                                                    ----
                                        TOTAL                        -
                                                                    =====

                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                         MISCELLANEOUS GENERAL EXPENSES

                                  ACCOUNT 930.2
--------------------------------------------------------------------------------

INSTRUCTIONS: Provide  a  listing  of the  amount  included  in  Account  930.2,
              "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by
              Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.S. 441 (b) (2) shall be separately classified.

--------------------------------------------------------------------------------
            DESCRIPTION                                          AMOUNT
--------------------------------------------------------------------------------

Licenses
--------

     United States Nuclear Regulatory Commission                $ 7,679

     PA Department of Environmental Resources                       400

     PA Emergency Management Agency                                 200


 Dues and Memberships                                             2,543
 --------------------                                             -----





                                      TOTAL                     $10,822
                                                                =======

                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                                      RENTS

                                   ACCOUNT 931
--------------------------------------------------------------------------------

INSTRUCTIONS:  Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

--------------------------------------------------------------------------------
              TYPE OF PROPERTY                                     AMOUNT
--------------------------------------------------------------------------------

 COMPUTERS                                                         $ 3,166

 BUILDINGS AND TRAILERS                                              2,826

 DUPLICATING EQUIPMENT                                                 577

 MOBILE EQUIPMENT                                                       95

 MISCELLANEOUS                                                         213








                                                                    ------
                                                 TOTAL             $ 6,877
                                                                    ======

                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                          TAXES OTHER THAN INCOME TAXES

                                   ACCOUNT 408
--------------------------------------------------------------------------------

INSTRUCTION:  Provide an  analysis  of Account  408,  "Taxes  Other Than  Income
              Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

--------------------------------------------------------------------------------
                  KIND OF TAX                                        AMOUNT
--------------------------------------------------------------------------------
 (1)   OTHER THAN U.S. GOVERNMENT TAXES
 ---   --------------------------------

       Pennsylvania Unemployment Insurance                         $   118

       New Jersey Unemployment Insurance                               194

       Sales and Use Tax (Pennsylvania)                                  5
                                                                     -----

                 Sub Total                                             317
                                                                     -----


 (2)   TAXES - U.S. GOVERNMENT
 ---   -----------------------

       FICA                                                          8,065

       Federal Unemployment Insurance                                  109

                 Sub Total                                           8,174
                                                                     -----




                 TOTAL                                             $ 8,491
                                                                   =======

                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                                    DONATIONS

                                  ACCOUNT 426.1
--------------------------------------------------------------------------------

INSTRUCTION:  Provide  a  listing  of the  amount  included  in  Account  426.1,
              "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

--------------------------------------------------------------------------------
NAME OF RECIPIENT                     PURPOSE OF DONATION              AMOUNT
--------------------------------------------------------------------------------

UNITED WAY                            COMMUNITY SERVICES                $ 25

HOMES FOR ALL, INC.                   COMMUNITY SERVICES                   4

CHILDREN'S PLAY ROOM, INC.            COMMUNITY SERVICES                   3

74 ORGANIZATIONS (LESS THAN $3,000)   COMMUNITY SERVICES                  40

PENN STATE UNIVERSITY                 EDUCATION                           21

ELIZABETHTOWN COLLEGE                 EDUCATION                            3

22 ORGANIZATIONS (LESS THAN $3,000)   EDUCATION                           21

34 ORGANIZATIONS (LESS THAN $3,000)   EMERGENCY AND HEALTH SERVICES       38

VARIOUS ACTIVITIES                    OTHER                               32
                                                                         ---





                  TOTAL                                                 $187
                                                                        ====

                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                                OTHER DEDUCTIONS

                                  ACCOUNT 426.5
--------------------------------------------------------------------------------

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5, "Other
               Deductions", classifying such expenses according to their nature.

--------------------------------------------------------------------------------
    DESCRIPTION                   NAME OF PAYEE                           AMOUNT
--------------------------------------------------------------------------------

    TMI-1 FINE                    UNITED STATES TREASURY                  $210

    LOBBYING EXPENSE              EMPLOYEE WAGES &
                                  EXPENSES                                 164

    SETTLEMENT CLAIMS             VARIOUS EMPLOYEES                         48

    OTHER CIVIC ACTIVITIES        VARIOUS                                   55
                                                                           ---











                                  TOTAL                                   $477
                                                                          ====

                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                                 SCHEDULE XVIII

                          NOTES TO STATEMENT OF INCOME
--------------------------------------------------------------------------------

INSTRUCTIONS:  The space below is provided for  important  notes  regarding  the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

--------------------------------------------------------------------------------








                  NONE

                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1997


                               ORGANIZATION CHART







                         ----------------------------------------
                        |                                        |
                        |                                        |
                    ----|                                        |
                   |    |           BOARD OF DIRECTORS           |
                   |----|                                        |
                    |   |----------------------------------------|
                    |   |                                        |
                    |___|              PRESIDENT                 |
                      | |----------------------------------------|
                      | |                                        |
                      |-|         V.P. OYSTER CREEK              |
                      | |----------------------------------------|
                      |-|                                        |
                      | |      V.P. THREE MILE ISLAND            |
                      | |----------------------------------------|
                      |-|                                        |
                      | |          V.P. ENGINEERING              |
                      | |----------------------------------------|
                      |-|                                        |
                      | |V.P. NUCLEAR SAFETY & TECHNICAL SERVICES|
                      | |----------------------------------------|
                      |-|                                        |
                      | |  V.P. HUMAN & ADMINISTRATIVE SERVICES  |
                      | |----------------------------------------|
                      |-|                                        |
                      | |              COMPTROLLER               |
                      | |     FINANCIAL & PLANNING SERVICES      |
                      |-|----------------------------------------|

                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                              METHODS OF ALLOCATION

--------------------------------------------------------------------------------

         The allocation of expenses not directly attributable to a particular nuclear station are based, by division, on the direct charging of that division's manpower. When corporate costs have been allocated to the plants, a fixed rate is calculated to apply to total direct costs. This rate is derived by dividing the estimated corporate costs by the estimated plant direct costs. The overhead rate is reviewed periodically and revised as appropriate to fully allocate costs by year-end.

                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

--------------------------------------------------------------------------------



                  NONE

                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

Pursuant to the provisions  contained in the Securities and Exchange  Commission
(SEC) order dated September 14, 1990 for SEC File No. 70-7720, GPU Nuclear provided certain laboratory services to Jersey Central Power & Light Company, Metropolitan Edison Company and Pennsylvania Electric Company in 1997 in support of their generating stations, transmission and distribution divisions and other non-nuclear functions. Revenues realized in 1997 from providing these services are shown separately under "Non-Nuclear Related Activities" on page 21 of this report.

Pursuant to the provisions contained in the SEC order dated May 7, 1997 for SEC File No. 70-8425, GPU Nuclear did not enter into any transactions or recognize any revenues in 1997 for activities related to non-nuclear technical, training, management or consulting services to associated companies.

Pursuant to the provisions contained in the SEC orders dated August 29, 1990 for SEC File No. 70-7675, November 6, 1991 for SEC File No. 70-7847, January 31, 1992 for SEC File No. 70-7905, May 21, 1993 for SEC File No. 70-8115 and October 17, 1994 for SEC File No. 70-8393, the following are descriptions of services provided to Non-Affiliated Entities. Revenues realized in 1997 from providing these services are shown separately on page 22 of this report.

       Brief Descriptions of Services Rendered to Nonassociated Companies
       ------------------------------------------------------------------


Nonassociated Company                      Description
---------------------                      -----------

PECO Energy Company                        Environmental lab services

Pennsylvania Power & Light Company         Provide outage support of the
                                           Susquehanna Nuclear Plant.

Various                                    Includes various chemical/material
                                           Laboratory analyses.

                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1997




                                SIGNATURE CLAUSE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.


                           GPU NUCLEAR, INC.
                      ---------------------------
                      (Name of Reporting Company)


                  By: /s/ D. M. Furlong
                      --------------------------
                  (Signature of Signing Officer)


                   D. M. Furlong, Comptroller
                   -----------------------------------------
                  (Printed Name and Title of Signing Officer)


                  Date:  April 20, 1998
                         --------------